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                                    EXHIBIT 1



                                    Exh. 1-1
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December 12, 1996


Dr. Matthias Schmidt, Member of
         the Managing Board
Fresenius AG
Verwaltung, Postfach 1809
Borkenberg 14, D-5370 Oberursel/TS.1
FEDERAL REP OF GERMANY

Dear Dr. Schmidt:

                  This letter sets forth the intentions of the undersigned concerning the proposed acquisition by Gull Laboratories, Inc., or one of its affiliated companies, ("Gull") of all of the diagnostic business of the Intensive Care and Diagnostic Division (the "Diagnostic Business") of Fresenius AG ("Fresenius") as reflected in its business unit (Geschaeftsbereich) Diagnostics. Subject to the negotiation and execution of a definitive acquisition agreement containing covenants, representations and warranties customary for a transaction of this type, a fairness opinion from an investment banker engaged by Gull, approval by the Fresenius Management Board (Vorstand), the Fresenius Supervisory Board, the Gull Board of Directors and legal and financial advisors and the shareholders of Gull, we intend to complete a transaction based upon the following principal points:

                  1. Gull will acquire all of the Diagnostic Business of Fresenius, including but not limited to current tender contracts, customer lists, distribution agreements, formulas, inventions, product names, licenses, permits, certain individuals in the assembled work force and the exclusive right to sell diagnostic products currently manufactured and distributed by Fresenius.

                  2. The purchase price to be paid for the Diagnostic Business shall be determined by mutual negotiations after due diligence and will range from Nine Million U.S. Dollars ($9,000,000) to Eleven Million U.S. Dollars ($11,000,000) subject to successful completion of due diligence and obtaining a fairness opinion within that range. The method of payment for the purchase price is intended to be in the form of previously authorized but unissued common stock of Gull valued at the average closing price of Gull common stock during the ninety (90) days preceding the date of this Letter of Intent. Additionally, Fresenius may provide bridge financing, in the form of short-term debt, to initially finance the operations of the combined entities with terms and conditions to be negotiated under a separate financing agreement.

                  This letter of intent can be immediately terminated by either party within one month after the date a fairness opinion is


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received from an independent investment banker engaged by Gull, if the fairness opinion indicates a fair value less than Nine Million U.S. Dollars ($9,000,000) or more than Eleven Million U.S. Dollars ($11,000,000).

                  3. Promptly following acceptance of this letter, Gull shall commence its due diligence and Fresenius will commence drafting a definitive purchase agreement for submission to Gull's counsel for review. The parties will use their best efforts to execute the definitive purchase agreement prior to January 31, 1997 and to close the contemplated transaction by April 15, 1997.

                  4. It is intended that the definitive purchase agreement will address issues pertinent to current Fresenius employees in Germany such as:

                           A. maintaining a compassion and benefit package comparable to that offered by Fresenius immediately prior to the date of closing;

                           B. transferring the terms of current employment agreements (Betriebsvereinbarung) of affected employees to the acquiring entity at closing;

                           C. using the current Fresenius representative to the workers council to represent employees affected by the acquisition until their terms expire in 1998;

                           D. maintaining participation in the "outline collective agreement" (Manteltarifvertrag) of the chemical industry.

                  5. Fresenius will maintain operating authority and responsibility for the Diagnostic Business until closing. From January 1, 1997 until the transaction is closed, Fresenius shall continue to conduct the operations of the Diagnostic Business in the ordinary course and in the manner in which it has heretofore been conducted and will use its best efforts to preserve intact the present business organization of the Diagnostic Business, to keep available the services of its significant key employees, to preserve its present relationships with persons having significant business relations with it, to maintain all of its business and properties consistent with current practice. Matters relating to employment issues, capital asset acquisitions and operating strategies will be decided by a steering committee consisting of Dr. Silke Humberg from Fresenius and John Turner from Gull.

                  6. Fresenius will permit Gull and its representatives and advisors to have access to the books, records and other information of the Diagnostic Business necessary to complete the evaluation of the Diagnostic Business in connection with the proposed transactions. All information which Gull obtains in the course of the performance of its due diligence inspection that is not otherwise public information shall be treated as confidential.



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                  7. Pending execution of a definitive purchase agreement and in any event until January 31, 1997, neither Fresenius nor any of its directors, officers, employees, representatives or agents will, directly or indirectly, solicit or initiate any discussions or negotiations with, participate in any discussions or negotiations with, provide any information to or otherwise cooperate in any way with, or facilitate or encourage any effort or attempt by any person or entity (other than Gull and its representatives and agents) concerning any sale of any substantial portion of the Diagnostic Business assets or any similar transaction.

                  This letter shall, when signed by Fresenius, constitute an agreement in principle. The other terms and conditions of this agreement in principle are as follows:

                  A. The consummation of the proposed transaction shall be subject to the negotiation, execution and delivery of a definitive purchase agreement acceptable to both parties.

                  B. Each party will bear its own expenses in connection with the implementation of this agreement in principle regardless of whether or not the parties enter into a definitive purchase agreement.

                  C. Subject to applicable securities law disclosure obligations, neither of us will disclose the terms of this Letter of Intent in principle or the definitive purchase agreement without the prior written consent of the other, which consent will not be unreasonably withheld. However, both Gull and Fresenius may inform their employees regarding the existence of this Letter of Intent. Prior to release, the timing and content of press releases required by applicable securities laws will be coordinated by both parties.

                  D. Each party will pay its own brokerage, finder's or similar fees or expenses in connection with the proposed transaction.

                  E. This agreement in principle constitutes only a statement of our mutual intentions with respect to the proposed transaction, does not contain all matters upon which agreement must be reached in order for the proposed transaction to be consummated and, therefore, except for the provisions of paragraphs 6 and 7 above, which shall be binding in any event, does not constitute a binding commitment with respect to the proposed transaction itself, which will result only from the execution of a definitive purchase agreement. This letter of intent shall terminate if we have not entered into a definitive purchase agreement on or before April 30, 1997 or if this Agreement is earlier terminated as outlined in paragraph 2.



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                  If the foregoing accurately summarizes your understanding, please evidence your approval by signing below, and return a copy of this letter to me.

                                       GULL LABORATORIES, INC.

                                       /s/ George R. Evanega
                                       ---------------------------------
                                       By Dr. George R. Evanega
                                       Chief Executive Officer/President


Approved this 13th day of December, 1996:

FRESENIUS AG

/s/ Matthias Schmidt
-----------------------------
By Dr. Matthias Schmidt
Member of Managing Board


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